Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com

October 13, 2007	direct dial 404 815 6613 AAwotwi@KilpatrickStockton.com

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  China Finance, Inc.
                        File No. 811-22801

On behalf of our client China Finance, Inc. (the “Company”), please find enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, a copy of the Investment Company Bond (the “Bond”) for China Finance, Inc. (the “Company”).

Also enclosed is a copy of the Board meeting resolutions of the Company, which were adopted by the Board of Directors of the Company, including a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Company, approving the amount, type, form and coverage of the Bond, now in effect for the Registrant.

Premiums for the Bond have been paid for the period beginning October 2, 2007 to October 2, 2008.

If you have any questions about this filing, please contact the undersigned at (404) 815-6613.

                                                Very truly yours,

                                                /s/ Adwoa M. Awotwi

                                                Adwoa M. Awotwi

                                      LEXINGTON INSURANCE COMPANY
                                                                 100 SUMMER STREET
                                                             BOSTON                               MA               02110-2103

ADDENDUM

POLICY # 0170744	EXPIRY # 8763608

INSURED:	CHINA FINANCE, INC.

ADDRESS:	1330 AVENUE OF AMERICAS
21ST FLOOR
NEW YORK NY 10019

TERM: 012/006	EFFECTIVE:10/02/07	EXPIRY: 10/02/08

PREMIUM:	$25,091

MINIMUM:	ADJUSTMENT TERMS: NOT APPLICABLE

ISSUED ON:	AT: 59 HIGH STREET	BOSTON

Authorized Representative OR
Countersignature (In states where applicable)

Date: 10/10/07	POLICY # 0170744

Underwriter Name: FRANK FORDE

Underwriter Region: BOSTON

Underwriter Branch: LEXINGTON HOME OFF.

Underwriter Telephone: (617) 330-1100

INSURED COPY

FORMS SCHEDULE

Named Insured:   CHINA FINANCE, INC.

Policy No: 0170744	Effective Date: 10/02/2007

Form Number	Edition Date	Endorsement Number	Title

LEXDOCMFID	04/95		CLAIMS MADE BOND DEC PAGE

LEXDOCMFIDT	02/91		CLAIMS MADE BOND TEXT

FID003	02/91		BOND MIN. EARNED PREMIUM

FID010	02/91		BOND NON STATUTORY

FID013	02/91		BOND REGULATORY REPORTING

FID019	02/91		SERVICE OF SUIT CLAUSE

SR6149C	04/95	1	COMPUTER SYSTEMS FRAUD

LX9828	01/05	2	TERRORISM EXCLUSION

LX9883	11/05	3	COVERAGE TERRITORY LIMITATION

SR59351	12/93	4	EXTORTION – THREATS TO PERSONS

SR6003E	12/93	5	EXTORTION – THREATS TO PROPERTY

FID008	02/91	6	BOND LOSS SUSTAINED

		7	ACCIDENTIAL DEATH & DISMEMBERM

		8	AMENDMENT TO TERMINATION

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.

FINANCIAL INSTITUTION BOND
Standard Form No. 24, Revised to January, 1986

Bond Number 0170744
Renewal of:

LEXINGTON INSURANCE COMPANY
100 SUMMER STREET
BOSTON, MASSACHUSETTS 02110-2130

(Herein called Underwriter)
DECLARATIONS

Item 1.	Name of Insured (herein called Insured):
CHINA FINANCE, INC.

	Principal Address:	1330 AVENUE OF AMERICAS
21ST FLOOR
NEW YORK NY 10019

Item 2.	Bond Period: from 12:01 a.m. on 10/02/07 to 12-01 a.m. on 10/02/08
(MONTH, DAY, YEAR) (MONTH, DAY, YEAR)

Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be
$350,000

Item 4.	Subject to Sections 4 and 11 hereof.
The Single Loss Limit of Liability is $350,000
and the Single Loss Deductible is $75,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be delated, insert “Not Covered.”)

Amount applicable to:	Single Loss	Single Loss
	Limit of Liability	Deductible
INSURING AGREEMENT (D) – FORGERY OR ALTERATION	$350,000	$75,000
INSURING AGREEMENT (E) – SECURITIES	$350,000	$75,000
COMPUTER SYSTEMS	$350,000	$75,000
EXTORTION – THREATS TO PERSON:	$350,000	$75,000
EXTORTION – THREATS TO PROPERTY	$350,000	$75,000

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:
SEE ATTACHED FORMS SCHEDULE

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s)
such termination or cancelation to be effective as of the time this bond becomes effective.

Authorized Representative OR
Countersignature (In states where applicable)

The underwriter in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

A)
Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

	a)	to cause the Insured to sustain such loss; and

	b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit,

However, if some or all of the Insured’s loss results directly or indirectly from Loans, that portion of the loss is not covered unless the Employee was in collusion with one or more parties to the transactions and has received, in connection therewith, a financial benefit with a value of at least $2,500.

As used throughout this Insuring Agreement, financial benefit does not include any employee benefits earned In the normal course of Employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

B)	1)	Loss of Property resulting directly from

		a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

		b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured.

while the Property is lodged or deposited within offices or premises located anywhere.

	2)	Loss of or damage to
a)
furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

		b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.
provided that

i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss of damage, and

ii)	the loss is not caused by fire.

IN TRANSIT

C)
Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

b)	a Transportation Company and being transported in an armored motor vehicle, or

c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

i)	records, whether recorded in writing or electronically, and

ii)	Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

iii)	Negotiable instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

D)	Loss resulting directly from

1)
Forgery or alteration of, on or in any Negotiable instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

2)
transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

E)	Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others.

	1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

a)	Certificated Security.

b)	Document of Title.

c)	deed, mortgage or other Instrument conveying title to, or creating or discharging a lien upon, real property,

d)	Certificate of Origin or Title.

e)	Evidence of Debt,

f)	Corporate, partnership or personal Guarantee.

g)	Security Agreement.

h)	Instruction to a Federal Reserve Bank of the United States, or

i)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States.

which

i)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

ii)	is altered, or

iii)	is lost or stolen;

2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney. Guarantee, endorsement or any items listed in (a) through (h) above;

3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (d) above which is a Counterfeit.

Actual physical possession of the items listed in (a) through (j) above by the Insured, its correspondent bank or other authorized representative, is a condition precendent to the Insured’s having relied on the faith of such items.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

F)
Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL, AGREEMENTS

NOMINEES

A.
Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured

ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION,
MERGER OR PURCHASE OF ASSETS-NOTICE

B.
If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

if the Insured shall, while this bond is in force, consolidate or merge with or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

a)	has occurred or will occur in offices or premises, or

b)	has been caused or will be caused by an employee or employees of such institution, or

c)	has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL-NOTICE

C.	When the Insured learns of a change in control, It shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E.
If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one insured.

NOTICE OF LEGAL PROCEEDINGS
AGAINST INSURED-ELECTION TO DEFEND

F.
The insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter,

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or In part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter In the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any clauses of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

b)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

c)
Certificate of Origin or Title means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

d)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

1)	represented by an instrument issued in bearer or registered form;

2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

e)	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

f)
Document of Title means a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee’s possession which are either identified or are fungible portions of an identified mass.

g)	Employee means:

1)
an officer or other employee of the Insured, while employed in, at, or by any of the Insured’s offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

3)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder;

4)	an employee of an institution merged or consolidated with the Insured prior to the effective date to this bond; and

5)
each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.)

h)
Evidence of Debt means an instrument, including a Negotiable instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured

i)
Forgery means the signing of the name of another person or organization with intent to deceive; It does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

j)
Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

k)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge, of the Uncertificated Security specified be registered.

l)
Letter of Credit means an engagement in writing by a bank or other parson made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

m)
Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

n)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

o)	Negotiable Instrument means any writing

1)	signed by the maker or drawer; and

2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

3)	is payable on demand or at a definite time; and

4)	is payable to order or bearer.

p)
Property means Money, Certificated Securities. Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, Insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

q)	Security Agreement means an agreement which creates an interest in personal property or fixtures and which secures payment on performance of an obligation.

r)	Statement of Uncertificated Security means a written statement of the Issuer of an Uncertificated Security containing:

1)	a description of the issue of which the Uncertificated Security is a part;

2)	the number of shares or units;

a)	transferred to the registered owner;

b)	pledged by the registered owner to the registered pledgee;

c)	released from pledge by the registered pledgee;

d)	registered in the name of the registered owner on the date of the statement; or

e)	subject to pledge on the date of the statement;

3)	the name and address of the registered owner and registered pledgee;

4)
a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

5)	the date;

a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

b)	the pledge of the registered pledgee was registered, or

c)	of the statement, if it is a periodic or annual statement.

s)	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

t)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2)	of a type commonly dealt in on securities exchanges or markets; and

3)	either one of a class or series or by its terms divisible into a class or series of shares, participators, interests or obligations.

u)
Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account In the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), (E) or (F);

b)
loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

c)
loss resulting directly or indirectly from the effects of nuclear fusion or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

d)
loss resulting directly or indirectly from any acts of any director of the insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

e)
loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

f)	loss of Property contained in customers’ safe deposit boxes, except when the Insured is legally liable therefore and the loss is covered under Insuring Agreement (A);

g)
loss through cashing or paying forged or altered travelers’ checks or travelers’ checks bearing forged endorsements, except when covered under Insuring Agreement (A); or loss of unsold travelers’ checks or unsold money orders placed in the custody of the Insured with authority to sell, unless (a) the Insured is legally liable for such loss and (b) such checks or money orders are later paid or honored by the drawer thereof, except when covered under Insuring Agreement (A);

h)
Evidence of Debt means an instrument, including a Negotiable instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured

i)
loss resulting directly or indirectly from trading, with or without the knowledge of the Insured, whether or not represented by any indebtedness or balance shown to be due the Insured on any customer’s account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such trading, indebtedness, or balance, except when covered under Insuring Agreement (D) or (E);

j)
shortage in any teller’s cash due to error, regardless of the amount of such shortage, and any shortage in any teller’s cash which is not in excess of the normal shortage in the tellers’ cash in the office where such shortage shall occur shall be presumed to be due to error;

k)	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

1)	in obtaining credit or funds, or

2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

3)	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems.

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

l)
loss Involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, unless such automated mechanical devices are situated within an office of the Insured which is permanently staffed by an Employee whose duties are those usually assigned to a bank teller, even though public access is from outside the confines of such office, but in no event shall the Underwriter be liable for loss (including loss of Property)

1)	as a result of damage to such automated mechanical devices from vandalism or malicious mischief perpetrated from outside such office, or

2)	as a result of failure of such automated mechanical devices to function property, or

3)	through misplacement or mysterious unexplainable disappearance while such Property is located within any such automated mechanical devices, except when covered under Insuring Agreement (A);

m)	loss through the surrender of Property away from an office of the Insured as a result of a threat

1)
to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

n)
loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under insuring Agreement (A);

o)
loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

q)
loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under insuring Agreements (A) or (B)(2);

r)	loss of Property while

1)	in the mail, or

2)	in the custody of any Transportation Company, unless covered under insuring Agreement (C)

except when covered under Insuring Agreement (A);

s)	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

t)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

u)	all fees, costs and expenses incurred by the Insured

1)	in establishing the existence of or amount of loss covered under this bond, or

2)	as a party to any legal proceeding whether or not such legal proceeding exposes the insured to loss covered by this bond;

v)	indirect or consequential loss of any nature;

w)	loss resulting from any violation by the Insured or by any Employee

1)
of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

2)
of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss Involved fraudulent or dishonest conduct which would have caused a loss to the Insured In a similar amount In the absence of such laws, rules or regulations;

x)
loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

y)	loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insured Agreement (A);

z)
 damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.
Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

b)
The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown In Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from

a)	any one act or series or related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

b)
any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF-LEGAL PROCEEDINGS
AGAINST UNDERWRITER
Section 5.

a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

c)	Loss certified Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

d)
Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from this discovery of such loss.

e)
If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shell be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property Other Than Money, Securities or Records

In case or loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

ASSIGNMENT-SUBROGATION-RECOVERY-COOPERATION

Section 7.

a)
In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

c)
Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

d)	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

1)	submit to examination by the Underwriter and subscribe to the same under oath; and

2)	produce for the Underwriter’s examination all pertinent records; and

3)	cooperate with the Underwriter in all matters pertaining to the loss.

e)
The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by This bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following; -(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor -(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

This bond shall not be valid unless countersigned on the Declarations by a duly authorized representative of the Underwriter.

Secretary	Chairman of the Board and CEO

RIDER

This rider, effective on 10/02/2007 after 12:01 am. To be attached to and form part of Financial Institution Bond, Standard Form No. 24, No. 0170744

In favor of CHINA FINANCE, INC.

MINIMUM EARNED PREMIUM

In the event that this policy is terminated or cancelled prior to the expiration of the policy period for any reason other than cancellation by the Underwriter, it is agreed that the premium charged shall be $8,782 earned upon the inception of the policy, or computed in accordance with the customary short-rate table and procedure, whichever is greater.

Authorized Representative OR
Countersignature (In states where applicable)

RIDER

This rider, effective on 10/02/2007 after 12:01 am. To be attached to and form part of Financial Institution Bond, Standard Form No. 24, No. 0170744

In favor of CHINA FINANCE, INC.

NON STATUTORY BOND RIDER

This Bond is not issued pursuant to, nor should it be construed as providing coverages in conformity with, any statutory requirements for Bonding or Fidelity coverages.

(a)           to determine whether the terms, conditions and other provisions, contained in the Bond meet

(i)	any statutory obligation which may be required of the Insured to maintain Bonding or Fidelity coverages;

(ii)	the requirements of any other party having an interest or requiring that Bonding or Fidelity coverages be maintained whether as to amount or otherwise;

(b)           to obtain from other insures any additional or alternative coverages required of the Insured by virtue of any such obligations or requirements.

Additional or alternative coverages may be available by endorsement to this Bond subject to Underwriters’ prior approval and consent, and subject to the payment of any additional premium the Underwriters may require.

All other terms and conditions of the Bond remaining unchanged.

Authorized Representative OR
Countersignature (In states where applicable)

RIDER

This rider, effective on 10/02/2007 after 12:01 am. To be attached to and form part of Financial Institution Bond, Standard Form No. 24, No. 0170744

In favor of CHINA FINANCE, INC.

REGULATORY REPORTING RIDER

It is agreed that:

If the Insured shall, while this bond is in force, receive a report of examination, be notified of any criticism, action, requirement, operating constraint, special situation agreement, memorandum of understanding, cease and desist order or any other item similar in nature or equivalent to any of the aforementioned from any state or federal regulatory agency or agencies for financial institutions, the Insured shall within 30 days give written notice to the Underwriter setting forth fullest details concerning such matters.

All other terms and conditions of the Bond remaining unchanged.

Authorized Representative OR
Countersignature (In states where applicable)

RIDER

This rider, effective on 10/02/2007 after 12:01 am. To be attached to and form part of Financial Institution Bond, Standard Form No. 24, No. 0170744

In favor of CHINA FINANCE, INC.

SERVICE OF SUIT CLAUSE

In the event of failure of the Company to pay any amount claimed to be due hereunder, the Company, at the request of the insured, will submit to the jurisdiction of a court of competent jurisdiction within the United States. Nothing in this condition constitutes or should be understood to constitute a waiver of the Company’s rights to commence an action in any court of competent jurisdiction in the United States to remove an action to a United States District Court or seek a transfer of a case to another court as permitted by the laws of the United States or of any state in the United States. It is further agreed that service of process in such suit may be made upon Counsel, Legal Department, Lexington Insurance Company, 100 Summer Street, Boston, MA 02110-2103, or his or her representative, and that in any suit instituted against the Company upon this policy, the Company will abide by the final decision of such court or of any appellate court in the event of an appeal.

Further, pursuant to any statute of any state, territory, or district of the United States which makes provision therefore, the Company hereby designates the Superintendent, Commissioner or Director of Insurance, or any other officer specified for the purpose in the statute, or his or her successor or successors in office as its true and lawful attorney upon whom may be served any lawful process in any action, suit, or proceeding instituted by or on behalf of the Insured or any beneficiary hereunder arising out of this policy of insurance and hereby designates the above named Counsel as the person to whom the said officer is authorized to mail such process or a true copy thereof.

Authorized Representative OR
Countersignature (In states where applicable)

RIDER #1

To be attached to and form part of Financial Institution Bond, Standard Form No. 24 No. 0170744

In favor of CHINA FINANCE, INC.

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting from a fraudulent

(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided General Agreement B of this bond;

provided that the entry or change causes

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)
On an instruction transmitted by Tested telex or similar means of Tested communication (except a Telefacsimile Device) identified in the application for this bond purportedly sent by a customer financial institution or automated clearing house.

2.	In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)
Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)	Computer System means

	(1)	computers with related peripheral components, including storage compartments wherever located,

	(2)	systems and applications software,

	(3)	terminal devices, and

	(4)	related communication networks

by which Electronic Dat re electronically collected, transmitted, processed, stored and retrieved;

(C)
Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored an magnetic tapes or disks, or optical storage disks or other bulk media.

(D)
Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

(E)
Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon between the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

EXCLUSIONS

(A)
loss resulting directly or Indirectly from the assumption of liability by the Insured by contract unless the other liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be Imposed on the Insured regardless of the existence of the contract;

(B)
loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed Into a data terminal;

(C)	loss resulting directly or indirectly from

	(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, or electrical disturbance or electrical surge which affects a Computer System, or

	(2)	failure or breakdown of electronic data processing media, or

	(3)	error or omission in programming or processing;
(D)
loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

(E)	loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limits of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and In that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3.	The exclusion below, as found in financial bonds forms 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

4.	This rider shall become effective as of 12:01 a.m. on 10/02/2007.

ENDORSEMENT # 2

This endorsement, effective 12:01 AM 10/02/2007

Forms a part of policy no.: 0170744

Issued to: CHINA FINANCE, INC.

By: LEXINGTON INSURANCE COMPANY

TERRORISM EXCLUSION

This insurance does not apply to loss, injury, damage, claim or “suit”, arising directly or indirectly as a result of, in connection with, or relating to “terrorism” including but not limited to:

1.
Any action taken in hindering or defending against an actual or expected incident of “terrorism” regardless of any other cause or event that contributes concurrently or in any sequence to the injury or damage; and

2.	Any contemporaneous or ensuring loss caused by explosion, fire, heat vandalism, looting, theft, civil commotion, rebellion or insurrection.

Multiple incidents of “terrorism” that occur within a seventy-two hour period and appear to be carried out in concert or to have a related purpose or common leadership will be considered to be one incident.

As used in this exclusion, “terrorism” means the use or threatened use of force or violence against person or property, or commission of an act dangerous to human life or property, or commission of an act that interferes with or disrupts an electronic or communication system, undertaken by any person or group, whether or not acting on behalf of or in any connection with any organization, government, power, authority or military force, when the effect is to intimidate, coerce or harm:

a.	A government;
b.	The civilian population of a country, state or community; or
c.	To disrupt the economy of a country, state or community.

So long as the Terrorism Risk Insurance Act of 2002 (the “Act”) is in effect, “terrorism” includes an act of terrorism as defined by Section 102. Definitions of the Act and any revisions or amendments thereto.

All other terms and conditions of the policy are the same.

Authorized Representative OR
Countersignature (In states where applicable)

ENDORSEMENT # 3

This endorsement, effective 12:01 AM 10/02/2007

Forms a part of policy no.: 0170744

Issued to: CHINA FINANCE, INC.

By: LEXINGTON INSURANCE COMPANY

COVERAGE TERRITORY LIMITATION ENDORSEMENT

This endorsement modifies insurance provided by the policy:

If coverage for a claim or suit under this policy is in violation of any United States of America’s econo,ic or trade sanctions, laws, or regulations, including, but not limited to, sanctions, laws, and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) then coverage for that claim or suit shall be null and void.

All other terms and conditions of the policy remain the same.

Authorized Representative OR
Countersignature (In states where applicable)

EXTORTION – THREATS TO PERSONS RIDER # 4

To be attached to and form part of Financial Institution Bond, Standard Form No. 24, No. 0170744 if favor of CHINA FINANCE, INC.

It is agreed that:

1.	The attached bond is amended by deleting the last like of Exclusion (m) of Section 2 and by substituting in lieu thereof the following:

“except with respect to (1) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion – Threats To Persons Insuring Agreement below, and with respect to (2) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion – Threats to Property Insuring Agreement when added by rider to the attached bond.”

2.	The attached bond is further amended by adding additional Insuring Agreement as follows:

EXTORTION – THREATS TO PERSONS

Loss of Property surrendered away from an office of the insured as a result of a threat communicated to the insured to do bodily harm to:

(1)	a director, trustee, Employee or partner of the insured or to the proprietor (if the insured be a sole proprietorship), or

(2)	a relative or invitee of any person enumerated in (1) above

who was, or allegedly was, kidnapped anywhere (except as scheduled below), provided that prior to the surrender of such Property, (a) the person receiving the threat has made a reasonable effort to report the extortionist’s demand to an associate, and (b) a reasonable effort has been made to report the extortionist’s demand to the Federal Bureau of Investigation, or foreign equivalent thereof, and to local law enforcement authorities.

SCHEDULE

3.	The Single Loss Limit of Liability and Single Loss Deductible for the Extortion – Threats to Persons Insuring Agreement are the amounts shown on the Declarations Page, or amendment thereto.

4.	This Rider shall become effective as of 12:01 a.m. on 10/02/07.

Accepted:

EXTORTION – THREATS TO PROPERTY RIDER # 5

To be attached to and form part of Financial Institution Bond, Standard Form No. 24, No. 0170744 in favor of CHINA FINANCE, INC.

It is agreed that:

1.	The attached bond is amended by deleting the last line of Exclusion (m) of Section 2 and by substituting in lieu thereof the following:

“except with respect to (1) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion – Threats To Persons Insuring Agreement when added by rider to the attached bond, and with respect to (2) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion - Threats To Property Insuring Agreement below.”

2.	The attached bond is further amended by adding an additional Insuring Agreement as follows:

EXTORTION – THREATS TO PROPERTY

Loss of Property surrendered away from an office of the insured as a result of a threat communicated to the insured to do damage to the premises or property of the insured located anywhere (except as scheduled below), provided that prior to the surrender of such Property, (a) the person receiving the threat has made a reasonable effort to report the extortionist’s demand to an associate, and (b) a reasonable effort has been made to report the extortionist’s demand to the Federal Bureau of Investigation, or foreign equivalent thereof, and to local law enforcement authorities.

SCHEDULE

3.	The Single Loss Limit of Liability and Single Loss Deductible for the Extortion – Threats to Property Insuring Agreement are the amounts shown on the Declarations Page or amendment thereto.

4.	This rider shall become effective as of 12:01 a.m. on 10/02/2007.

Accepted:

RIDER # 6

This rider, effective on 10/02/2007 after 12:01 am. To be attached to and form part of Financial Institution Bond, Standard Form No. 24, No. 0170744

In favor of CHINA FINANCE, INC.

LOSS SUSTAINED RIDER

Not withstanding anything herein contained to the contrary, it is understood and agreed that:

a)           This bond covers only loss(es) sustained by the insured on or after the retroactive date(s) stated below, and prior to the termination or cancellation of this Bond provided, however, that such loss is discovered during the period that this Bond is in force.

b)           This Bond excluded any loss(es) arising out of or in any way involving any act, error, omission, transaction, casualty or event, occurring or allegedly occurring, prior to the retroactive date(s) stated below.

Retroactive Date(s):
10/02/2007

All other terms, conditions and limitations remain unchanged.

Authorized Representative OR
Countersignature (In states where applicable)

ENDORSEMENT # 7

This endorsement, effective 12:01 AM 10/02/2007

Forms a part of policy no.: 0170744

Issued to: CHINA FINANCE, INC.

By: LEXINGTON INSURANCE COMPANY

THIS ENDORSEMENT ADDS ACCIDENT INSURANCE TO THE POLICY UNDER THE TERMS AND
CONDITIONS STATED HEREIN, PLEASE READ IT CAREFULLY.

ACCIDENT INSURANCE ENDORSEMENT

NOTICE: THIS ENDORSEMENT PROVIDES ACCIDENT ONLY COVERAGE. IT DOES NOT COVER SICKNESS OR DISEASE.

NOTIVE: COVERAGE IS NOT PROVIDED TO ANY OTHERWISE ELIGIBLE PERSON IF THE NAMES INSURED IS DOMICILED IN INDIANA, IOWA, MASSACHUSETTES, MISSOURI, NORTH CAROLINA, PENNSLYVANIA, OR RHODE ISLAND.

The words we, us and our refer to the company providing this insurance as stated above.  Other words and phrases that appear in bold face print in this endorsement have special meaning within this endorsement. Refer to the Accident Insurance Declarations and Accident Insurance Definitions below.

The Policy is amended as follows:

I.	ACCIDENT INSURANCE DECLARATIONS – The following declarations are added to the Policy and apply only with respect to the coverage provided by this endorsement:

	(a)	Accident Insurance Effective Date: “Same as Policy Effective Date.”

	(b)	Classification of Eligible Persons:

Class 1:
All third parties, excluding Class 2.  Class 1 does not include firefighters, police officers, emergency medical technicians or any other emergency services personnel who may be called to the venue or location(s) in the event of an emergency.  Additionally, Class 1 does not include prisoners, inmates or detainees of any kind when the Covered Premises is a prison, jail, detention center, lock down facility or any other correctional institution of any kind.

Class 2:	All employees of the Named Insured working at least 20 hours per week and who are permanently employed inside the U.S., its territories and possessions, Puerto Rico and Canada.

(c)	Covered Activity (ies): Coverage is provided for injury sustained by a Covered Person while:

Covered Activity 1:	(Class 1) Lawfully in or on the Covered Premises of the Names Insured.
Covered Activity 2:	(Class 2) Actively performing the duties of his or her occupation for the Named Insured.

(d)	Principal Sum Amount (per Covered Person):	$50,000

(e)	Accident Insurance Aggregate Limit:	$5,000,000 per occurrence

II.	ACCIDENT INSURANCE –The following Accident Insurance Coverage is added to the Policy. The provisions hereunder apply only with respect to the Accident Insurance provided by this endorsement:

A.	ACCIDENT INSURANCE INSURING AGREEMENT

We will pay a benefit to the Covered Person (or, in the event of death, to the Covered Person’s beneficiary) if that Covered Person suffers a loss covered under this endorsement arising from an injury that results from an accident that occurs on or after the Accident Insurance Effective Date and during a Covered Activity.  The Principal Sum Amount and the Covered Activity (ies) applicable to each Covered Person are set out in the Schedule.  The benefit amount payable is subject to the Accident Insurance Reduction Schedule found below.

Accidental Death & Dismemberment and Paralysis Benefit.  If Injury to a Covered Person results, within 365 days of the date of the accident that caused the Injury, in that Covered Person suffering any one of the losses or any type of paralysis specified below, the benefit we will pay will be based upon the indicated percentage of the Principal Sum Amount shown below for that loss of paralysis:

For Loss of:	Percentage of Principal Sum Amount Payable
Life	100%
Both Hands or Both Feet	100%
Sight of Both Eyes	100%
One Hand and One Foot	100%
One Hand and the Sight of One Eye	100%
One Foot and the Sight of One Eye	100%
Speech and Hearing in Both Ears	100%
One Hand or One Foot	50%
Sight of One Eye	50%
Speech or Hearing in Both Ears	50%
Hearing in One Ear	25%
Thumb and Index Finger of Same Hand	25%
Quadriplegia	100%
Paraplegia	50%
Hemiplegia	25%

Loss of a hand or foot means complete severance through or above the wrist of ankle joint. Loss of sight of an eye means total and irrecoverable loss of the entire sight in that eye.  Loss of hearing in an ear means total and irrecoverable loss of that entire ability to hear in that ear.  Loss of speech means total and irrecoverable loss of the entire ability to speak.  Loss of thumb and index finger means complete severance through or above the metacarpophalangeal joint of both digits.

If more than one loss or paralysis is sustained by a Covered Person as a results of the same accident, only one amount, the largest, will be paid.

B.	ACCIDENT INSURANCE EXCLUSIONS

No coverage shall be provided under this endorsement and no payment shall be made for any loss resulting in whole or in part from, or contributed to by, or as a natural and probable consequence of any of the following excluded risks even if the proximate or precipitating cause of the loss is an accidental bodily injury:

	1.	suicide or any attempt at suicide or intentionally self-inflicted injury or any attempt at intentionally self-inflicted injury or any autoeroticism.

	2.	sickness or disease, or mental incapacity or bodily infirmity whether the loss results directly or indirectly from any of these.

3	the Covered Person’s commission of or attempt to commit a crime.

4.	declared or undeclared war, or any act of declared or undeclared war regardless of whether the Policy to which this endorsement is attached provides such coverage.

5.
infections of any kind regardless of how contracted, except bacterial infections that are directly cause by botulism, ptomaine poisoning or an accidental cut or wound independent and in the absence of any underlying sickness, disease or condition including but not limited to diabetes.

6.	participation in any team sport or any other athletic activity.

7.
full-time active duty in the armed forces, National Guard or organized reserve corps of any country or international authority, (Loss caused while on short-term National Guard or reserve duty for regularly scheduled training purposes is not excluded).

8.	travel of flight in or on (including getting in or out of, or on or off of) any vehicle used for aerial navigation, if the Covered Person is:

	a)	riding as a passenger in any aircraft not intended or licensed for the transportation of passengers; or

	b)	performing, learning to perform or instructing others to perform as a pilot or crew member of any aircraft; or

	c)	riding as a passenger in an aircraft owned, leased or operated by the Named Insured or the Covered Person’s employer.

9.	the Covered Person being under the influence of intoxicants.

10.	the Covered Person being under the influence of drugs unless taken under the advice of and as specified by a Physician.

11.	the medical or surgical treatment of sickness, disease, mental incapacity or bodily infirmity whether the loss results directly of indirectly from the treatment.

12.	stroke or cerebrovascular accident or event: cardiovascular accident or event; myocardial infraction or heart attach; coronary thrombosis; aneurysm.

13.	the Covered Person riding in or driving any type of motor vehicle as part of a speed contest or scheduled race, including testing such vehicle on a track, speedway or proving ground.

C.	ACCIDENT INSURANCE LIMITATIONS

Accident Insurance Aggregate Limit – The maximum amount payable under the Accidental Death and Dismemberment and Paralysis Benefit may be reduced if more than one Covered Person suffers a loss or paralysis as a result of the same occurrence.  The maximum amount payable for all such losses and types of paralysis for all Covered Person will not exceed the amount shown as the Accident Insurance Aggregate Limit in the Schedule.  If the combined maximum amount otherwise payable for all Covered Persons must be reduced to comply with this provision, the reduction will be taken by applying the same percentage of reduction to the individual maximum amount otherwise payable for each Covered Person for all such losses and types of paralysis.  The Accident Insurance Aggregated Limit is in addition to the Policy’s General Aggregate Limit.

Accident Insurance Reduction Schedule – The amount payable for a loss will be reduced if a Covered Person is age 70 or older on the date of the accident causing the loss. The amount payable for that Covered Person’s loss is a percentage of the amount that would otherwise be payable, according to the following schedule:

AGE ON DATE OF ACCIDENT	PERCENTAGE OF AMOUNT OTHERWISE PAYABLE

70-74	65%
75-79	45%
80-84	30%
85 and older	15%

Premium for a Covered Person age 70 or older is based on 100% of the coverage that would be in effect if the Covered Person were under age 70.

“Age” as used above refers to the age of the Covered Person on the Covered Person’s most recent birthday, regardless of the actual time of birth.

D.	ACCIDENT INSURANCE DEFINITIONS

Covered Activity (ies) – means these activities set out as Covered Activity (ies) in the Schedule with respect to which Covered Persons are provided coverage under this endorsement.

Covered Person – means a person: (1) who is a member of an eligible class of persons as described in the Classification of Eligible Persons section of the Schedule; and (2) while such person’s coverage under this endorsement is in force.

Covered Premises – means that physical building location of all premises owned by, rented to, or leased by the Named Insured located inside the U.S., its territories and possessions, Puerto Rico and Canada (including parking lots next to buildings that are maintained by the Named Insuraed). Covered Premises does not include any vehicle or mode of transportation once it has left the premises of the Named Insured.  For construction “wrap-up” business Covered Premises is deemed to be the physical project worksite location(s) covered in the policy during the project term.

Named Insured– means the Names Insured shown in the Declarations of the policy to which this endorsement is attached.

Hemiplegia– means the complete and irreversible paralysis of the upper and lower Limbs of the same side of the body.

Immediate Family Member– means a person who is related to the Covered Person in any of the following ways: spouse, brother-in-law, sister-in-law, daughter-in-law, mother-in-law, father-in-law, parent (includes stepparent), brother or sister (includes stepbrother or stepsister), or child (includes legally adopted or stepchild).

Injury– means an injury to the body: (1) which is sustained as a direct result of an unintended, unanticipated accident that is external to the body and that occurs while the injured person’s accident coverage is in force; (2) which occurs under the circumstances described in a Covered Activity applicable to that person; and (3) which directly (independent of sickness, disease, mental incapacity, bodily infirmity or any other cause) causes a covered loss under this endorsement.

Limb – means entire arm or entire leg.

Paraplegia – means the complete and irreversible paralysis of both lower Limbs.

Physician – means a licensed practitioner of the healing arts acting within the scope of his or her license who is not: (1) the Covered Person; (2) an Immediate Family Member; or (3) retained by the Named Insured.

Quadriplegia – means the complete and irreversible paralysis of both upper and both lower Limbs.

Schedule – means the Accident Insurance Declarations section of this endorsement.

E.	ACCIDENT INSURANCE CLAIMS PROVISIONS

Notice of Claim. Written notice of a claim for benefits must be given to us within 20 days after a Covered Person’s loss, or as soon thereafter as reasonably possible.  Such written notice given by or on behalf of the claimant to us in care of AIG Claim Services, P.O. Box 15701, Wilmington, DE 19850-5701, or by calling 1-800-551-0824 with information sufficient to identify the Covered Person, is deemed notice to us.

Claims Forms. We will send claim forms to the claimant upon receipt of a written notice of claim.  If such forms are not sent within 15 days after the giving of notice of a claim, the claimant will be deemed to have met the proof of loss requirements upon submitting, within the time fixed herein for filing proof of loss, written proof covering the occurrence, the character and the extent of the loss for which claim is made.  The notive should include the Covered Person’s name, the Named Insured’s name and the Policy number.

Proof of Loss.  Written proof of loss must be furnished to us within 90 days after the date of the loss.  Failure to furnish proof within the time required neither invalidates nor reduces any claim if it was not reasonably possible to give proof within such time, provided such proof is furnished as soon as reasonably possible and in no event, except in the absence of legal capacity of the claimant, later than one year from the time proof is otherwise required.

Payment of Claims.  Upon receipt of due written proof of death, payment for loss of life of a Covered Person will be made, in equal shares, to the survivors in the first surviving class of those that follow: the Covered Person’s (1) spouse; (2) children; (3) parents; or (4) brothers and sisters.  If no class has a survivor, the beneficiary is the Covered Person’s estate.

Upon receipt of due written proof of loss, payments for all losses, except loss of life, will be made to (or on behalf of, if applicable) the Covered Person suffering the loss.  If a Covered Person dies before all payments have been made, the amount still payable will be paid as described above for loss of life.

If any payee is a minor or in not competent to give a valid release for the payment, the payment will be made to the legal guardian of the payee’s property.  If the payee has no legal guardian for his or her property, a payment not exceeding $1,000 may be made, at our option, to any relative by blood or connection by marriage of the payee, who, in our opinion, has assumed the custody and support of the minor or responsibility for the incompetent person’s affairs.

Any payment we make in good faith fully discharges our liability to the extent of the payment made.

Time of Payment of Claims – Benefits payable for any loss will be paid immediately upon our receipt of due written proof of the loss.

Physical Examination and Autopsy – We at our own expense have the right and opportunity to examine the person of any individual whose loss is the basis of claim hereunder when and as often as we may reasonably require during the pendency of the claim and to make an autopsy in case of death where it is not forbidden by law.

F.	ACCIDENT INSURANCE CLAIMS PROVISIONS

Accident Insurance Termination Date. This coverage terminates automatically on the date the Policy terminates. Termination takes effect at 12:01 AM Standard Time at the address of the Named Insured on the date of termination.

Covered Person’s Effective Date. A Covered Person’s coverage under this endorsement begins on the latest of: (1) the Accident Insurance Effective Date; (2) the date the person becomes a member of an eligible class of person as described in the Classification of Eligible Persons section of the Schedule; or (3) the date the appropriate premium is paid for the Covered Person.

Covered Person Termination Date. A Covered Person’s coverage under this endorsement ends on the earliest of: (1) the date the Policy is terminated; (2) the date this endorsement is terminated; or (3) the date the Covered Person ceases to be a member of any eligible class of persons as described in the Classification of Eligible Persons section of the Schedule.

Termination of coverage will not affect a claim for a covered loss that occurred while the Covered Person’s coverage under this endorsement was in force.

All other terms, conditions, and exclusions of the Policy shall remain unchanged.

Authorized Representative OR
Countersignature (In states where applicable)

ENDORSEMENT # 8

This endorsement, effective 12:01 AM 10/02/2007

Forms a part of policy no.: 0170744

Issued to: CHINA FINANCE, INC.

By: LEXINGTON INSURANCE COMPANY

Amendment to Termination

1.	The attached bond is hereby amended by deleting Section 12., Termination or Cancellation, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured, cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington D.C. prior to 90 days after the effective date of the termination. The Underwriter shall notify all other Investment Companies named as the Insured of the receipt of such termination notice and the termination cannot be effective 90 days after the receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured; or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all its assets.

This bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if termination by the Insured or pro rata terminated for any other reason.

This bond shall terminate

a.
as to any Employee as soon as any partner, officer or supervisory Employee of the Insured who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington D.C. and to the Insured Investment Company, or

b.
as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bind as to such Employee, or

c.
As to any person, who is a partner, officer, or employee of any Electronic Data Processor covered under this bond, for and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington D.C. and to the Insured Investment Company.

2.	Nothing herein contained shall be held to vary, alter, or waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3.	This Rider is effective as of 12:01 on 10/02/2007.

Authorized Representative OR
Countersignature (In states where applicable)

UNANIMOUS WRITTEN CONSENT
OF THE BOARD OF DIRECTORS OF
CHINA FINANCE, INC.

October 4, 2007

The undersigned, being all of the directors of China Finance, Inc., a Utah corporation (the “Company”), do hereby expressly waive notice of the place, date, time and purpose of, and any rights to receive any material otherwise required to be furnished in a notice of, a meeting or meetings at which such actions taken herein would have been submitted to the Board of Directors, and, by affixing their signatures hereto, do hereby consent to the adoption of, and do hereby adopt, the following resolutions by this written consent without any meeting of the Board of Directors, pursuant to Section 16-10a-821 of the Utah Revised Business Corporations Act:

WHEREAS, the Company is required under Section 17(g) and Rule 17g-1 of the Investment Company Act of 1940 (the “1940 Act”) to maintain a fidelity bond consistent with the terms and conditions set forth in Rule 17g-1;

NOW, IT IS THEREFORE RESOLVED, that the Company’s entry into a fidelity bond (the “Bond”) as the named insured having an aggregate coverage of $375,000, issued by Lexington Insurance Company, covering the officers and the other employees of the Company from time to time be, and it hereby is, ratified and approved by the Board; and

FURTHER RESOLVED, that it is the finding of the Board of Directors and a majority of Independent Directors, voting separately, that the Bond is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the Company to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for custody and safekeeping of such assets, and the nature of the securities in the Company’s portfolio; and

FURTHER RESOLVED, that any one officer of the Company shall be designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1; and

FURTHER RESOLVED, that the officers of the Company are authorized and directed to file copies of the aforesaid Bond with the Securities and Exchange Commission and to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act, and the rules and regulations thereunder; and

FURTHER RESOLVED, that the actions of the officers of the Company in obtaining the Bond are hereby ratified and confirmed; and

FURTHER RESOLVED, that the officers of the Company are authorized to make any and all payments and to do any and all other acts, in the name of the Company and its directors and officers, as they or any of them, may determine to be necessary in connection with the Bond; and

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FURTHER RESOLVED, that the officers of the Company are authorized to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing resolutions and the purpose and intent thereof.

The foregoing resolutions are effective as of the date first written above.

/s/ Zhiyong Xu
Zhiyong Xu

/s/ Liang Liao
Liang Liao

/s/ Zhongping Wang
Zhongping Wang

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